March 8, 2016	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Nicolas P. Panos, Senior Special Counsel
Office of Mergers and Acquisitions

RE:         Speed Commerce, Inc.

Schedule 13E-3 and Schedule 13E-3/A

Filed February 19 and March 2, 2016, respectively, by Speed Commerce, Inc. File No. 005-42687

Ladies and Gentlemen:

On behalf of Speed Commerce, Inc. (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments contained in correspondence from Nicolas P. Panos dated March 7, 2016 with respect to the Company’s Schedule 13E-3A filed on February 19, 2016 and Schedule 13E-3/A filed on March 2, 2016 (“Schedule 13E-3” and “Schedule 13E-3/A,” respectively). For the Staff’s convenience, each response is preceded by the related Staff Comment.

Schedule 13E-3/A

Fairness of the Transaction, page 6

Comment 1.

Item 1014(a) of Regulation M-A, by its terms, applies to the subject company, as defined in Item 1000(f) of Regulation M-A. Accordingly, the issuer of the class of securities subject to the Rule 13e-3 transaction, Speed Commerce, is the person legally obligation to make a fairness determination. Revise to include the issuer’s fairness determination or, in the alternative, please amend to indicate that the Board is making the fairness determination of behalf of Speed Commerce while affirming that the Board is so authorized to opine on the issuer’s behalf.

Securities and Exchange Commission

March 8, 2016

Response 1.

In response to the Staff’s comment, the Company has inserted the following language in the first paragraph of Page 6 of the Disclosure Document included as Exhibit (a)(3) to the Schedule 13E-3/A (the “Disclosure Document”), in the section titled “Fairness of the Transaction”:

“The Board made a determination, on behalf of the Company, that the Transaction was fair to all of the Company’s shareholders including, but not limited to, the Company’s unaffiliated security holders whose share holdings will be cashed out as a result of the Transaction and the Company’s unaffiliated security holders whose share holdings will not be cashed out as a result of the Transaction. The Board is authorized to effect the Transaction without approval of the Company’s shareholders pursuant to MBCA Section 302A.402, and, pursuant to Section 302A.201 of the MBCA, the Board is charged with the management of the Company’s business and affairs. As a result, it is within the Board’s statutory authority to opine as to the fairness of the Transaction to the Company’s shareholders and to authorize and effect the Transaction upon the terms set forth herein.”

Comment 2.

Please explicitly direct the fairness determination to unaffiliated security holders as distinguished from “shareholders whose fractional shares will be cashed-out.” See Item 1014(a) of Regulation M-A.

Response 2.

In response to the Staff’s comment, the Company has revised the Disclosure Document to direct the Board’s fairness determination to “all of the Company’s shareholders, including, but not limited to, the Company’s unaffiliated security holders whose share holdings will be cashed out as a result of the Transaction and the Company’s unaffiliated security holders whose share holdings will not be cashed out as a result of the Transaction” rather than “shareholders whose fractional shares will be cashed out.” This revision was made in the first paragraph of Page 6 and the first paragraph of Page 7 of the Disclosure Document, in the section titled “Fairness of the Transaction.”

Comment 3.

Please separately address whether or not the proposed transaction is fair to unaffiliated security holders who do not have their shares “cashed-out” in the proposed transaction. See Question and Answer Number 19 in Exchange Act Release 17719 (April 13, 1981).

Response 3.

In response to the Staff’s comment, the Company has revised the Disclosure Document to direct the Board’s fairness determination to “all of the Company’s shareholders, including, but not limited to, the Company’s unaffiliated security holders whose share holdings will be cashed out as a result of the Transaction and the Company’s unaffiliated security holders whose share holdings will not be cashed out as a result of the Transaction” rather than “shareholders whose fractional shares will be cashed out.” This revision was made in the first paragraph of Page 6 and the first paragraph of Page 7 of the Disclosure Document, in the section titled “Fairness of the Transaction.”

Securities and Exchange Commission

March 8, 2016

Comment 4.

Please explicitly address the extent to which the Board considered going concern value in the context of reaching its fairness determination. To the extent that going concern value was dismissed, please revise to state the reason(s) for its dismissal. See Item 1014(b) of Regulation M-A and corresponding Question and Answer Number 20 in Exchange Act Release 17719 (April 13, 1981).

Response 4.

In response to the Staff’s comment, the Company has revised the Disclosure Document to include the going concern value of the Company as a factor favorable to the determination that the Transaction is favorable to all of the Company’s shareholders that was considered by the Board in making its determination regarding the fairness of the transaction to the Company’s shareholders. This revision as made at Page 6 of the disclosure document, in the section titled “Fairness of the Transaction.”

Comment 5.

We noticed the estimated cost savings of $200,000 per year that may be realized upon the cessation of periodic reporting under the Securities Exchange Act of 1934. Please revise to specify the constituency which is expected to be the anticipated beneficiary of these cost savings. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response 5.

In response to the Staff’s comment, the Company has revised the language of the third full paragraph of Page 6 of the Disclosure Document, in the Section titled “Fairness of the Transaction” as follows:

“If we cease being a public company and being subject to the reporting requirements under the Exchange Act, we estimate that our cash savings will be at least $200,000 per year, including legal, accounting and printing fees attributable to such reporting requirements, which, due to the Company’s financial position, we are unable to continue to satisfy. We believe that such cost saving may benefit those of our unaffiliated and affiliated shareholders who will remain shareholders following the Transaction; provided, however, that that the Company is uncertain of its ability to continue to operate its business and, as a result, any future benefit derived by our remaining shareholders from such cash savings may be minimal.”

Effects of the Transaction, page 8

Comment 6.

We noticed that recurring losses have been reported under the Summary Financial Information section. Please revise the proxy statement where appropriate to indicate, if true, that the affiliated and unaffiliated shareholders who are not cashed-out will become the beneficiaries of the issuer’s future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A, and corresponding Instruction 2 thereto. Quantify this benefit to the extent practicable, and, if true, indicate that such savings will be realized on an annual basis until exhausted.

Securities and Exchange Commission

March 8, 2016

Response 6.

In response to the Staff’s comment, the Company has added the following language to the end of the third full paragraph of Page 8 of the Disclosure Document, in the section titled “Effects of the Transaction”:

“Further, only shareholders who will remain shareholders following the Transaction, whether such shareholders are affiliated or unaffiliated with the Company, will benefit from the Company’s future use of any available operating loss carryforwards. Note, however, that the Company believes that the likelihood that any shareholder remaining following the Transaction will derive a benefit from any future use of Company operating loss carryforwards is low given that the Company has historically had substantial operating loss carryforwards that have remained unused and the Company is uncertain whether it will be able to utilize any operating loss carryforwards in the foreseeable future.”

Financial Information, page 18

Comment 7.	Please state the ratio of earnings to fixed charges, or advise. See Item 13 of Schedule 13E-3, Instruction 1 thereto, and corresponding Item 1010(c)(4) of Regulation M-A.

Response 7.

Item 1010(c)(4) of Regulation M-A states that the subject company must provide the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K. Item 503(d) of Regulation S-K relates to computation of ratio of earnings to fixed charges in the instance where a subject company registered debt securities or preference equity securities. The Company has not registered any debt securities or preference equity securities, and, as a result, a computation of ratio of earnings to fixed charges consistent with Item 503(d) of Regulation S-K would appear not to apply to the Company.

Further, as set forth in the summary financial information provided by the Company at Page 18 of the Disclosure Document in the section titled “Financial Information – Summary Financial Information,” the Company has operated at a loss for the fiscal years ended March 31, 2013, March 31, 2014 and March 31, 2015, and for the nine months ended December 31, 2015. As a result, the Company has not, in the recent past, had any earnings, and the inclusion of the Company’s ratio of earnings to fixed charges would not provide the Company’s shareholders with information that is meaningful or helpful in considering the Transaction.

Securities and Exchange Commission

March 8, 2016

Comment 8

In light of the fact that not all unaffiliated security holders will be cashed-out, advise us, with a view toward revised disclosure, why a summary of pro forma financial information has not been provided. See Item 13 of Schedule 13E-3, Instruction 1 thereto, and corresponding Item 1010(c)(6) of Regulation M-A.

Response 8.

Item 1010(c)(6) requires the inclusion of pro forma data for the summarized financial information specified in Items 1010(c)(1) through (c)(5) only if such pro forma data is material. The Company has determined that, due to the Company’s financial condition and results of operations, the inclusion of pro forma data for the summary financial information provided by the Company at Page 18 of the Disclosure Document is not material. As a result, the Company has not included such pro forma data.

Annex A

Comment 9.

The financial advisor indicated that analyses had been undertaken in reaching the fairness conclusion. Advise us, with a view toward revised disclosure, how the issuer has complied with Item 1015(b)(6) of Regulation M-A.

Response 9.

In response to the Staff’s comment, the Company has replaced the third full paragraph under the section titled “Reports, Opinions or Appraisals – Fairness Opinion of Financial Advisor” with the following, more fulsome disclosure regarding the analyses undertaken by the financial advisor in reaching its fairness conclusion:

“The Fairness Opinion was provided to the Board and addressed the fairness from a financial point of view of the consideration to be paid to the shareholders whose fractional shares will be cashed out as a result of the transaction. In connection with the Fairness Opinion, Lake Street completed an analysis of comparable public companies, an analysis of precedent M&A transactions and a discounted cash flow analysis, and presented these analyses to the Board in a Fairness Opinion Report dated February 26, 2016. The Fairness Opinion Report contained summary implied equity valuation per share ranges based on Lake Street’s analyses, which summary included the implied median, 25th percentile and 75th percentile equity value per share of our common stock. The following table represents the summary implied valuation ranges for the Company’s common stock based on Lake Street’s comparative public companies analysis, precedent M&A transactions analysis, and discounted cash flow analysis:

Securities and Exchange Commission

March 8, 2016

	Equity Value Per Share
Valuation Methodology	25th%	Median	75th%
Comparable Public Companies	-$0.76	-$0.53	-$0.02
Precedent M&A Transactions	-$0.43	-$0.15	$0.07
Discounted Cash Flow	-$0.65	-$0.55	-$0.43

      Lake Street provided the Fairness Opinion Report solely in connection with Lake Street’s Fairness Opinion regarding the fairness from a financial point of view of the consideration to be paid to the shareholders whose fractional shares will be cashed out as a result of the Transaction. The Fairness Opinion Report did not constitute a recommendation to the Board as to the amount of consideration to be paid in connection with the Transaction, and Lake Street did not provide the Board with any other recommendation as to the amount of consideration that should be paid in connection with the Transaction. Based in part on the Lake Street Fairness Opinion Report, the Board determined, on behalf of the Company, that the Company would pay an amount equal to $0.01 per pre-split share for each fractional share resulting from the Reverse Stock Split. Other than requesting the Fairness Opinion from Lake Street, the Company did not provide Lake Street with any instructions and did not impose any limitations regarding the scope of Lake Street’s investigation.”

Further, the Company has included at Annex A to the Disclosure Document the full Fairness Opinion Report of the financial advisor dated February 26, 2016 that was provided to the Board in connection with the Transaction.

Comment 10.

Please provide us with a brief legal analysis as why the opinion dated February 16, 2016 has not been filed as an exhibit pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A or summarized in accordance with Item 9 and Item 1015(b)(6).

Response 10.

Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A require the filing of “any report, opinion or appraisal referred to in response to . . . Item 1015 of Regulation M-A.” Item 1015(a) of Regulation M-A requires the subject company to state whether it has received “any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.” Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require the subject company to furnish a summary of any report described by the subject company in response to Item 1015(a).

Securities and Exchange Commission

March 8, 2016

The Company does not believe that the opinion dated February 16, 2016 is materially related to the Transaction, given that (i) the February 16, 2016 opinion relates to a proposed transaction with terms different from the Transaction described in the Disclosure Document and (ii) the February 16, 2016 opinion was superseded in all respects and for all purposes by the February 26, 2016 opinion which is included at Annex A to the Disclosure Document. As a result, the February 16, 2016 opinion is no longer effective, and the Company believes that the inclusion of the February 16, 2016 opinion either (a) as an exhibit to the Company’s Schedule 13E-3 pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A or (b) in summarized form in the Disclosure Document pursuant to Item 9 of Schedule 13E-3 or Item 1015(b)(6) of Regulation M-A, would serve no purpose other than to cause confusion.

The written statement of the issuer requested in the Staff’s correspondence is attached hereto as Exhibit A.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton

Philip T. Colton

cc:	Ryan F. Urness (Speed Commerce, Inc.)
Nicolas P. Panos, via email:

Exhibit A

March 8, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Nicolas Panos, Senior Special Counsel,
Office of Mergers and Acquisitions

RE:         Speed Commerce, Inc.

Schedule 13E-3 and Schedule 13E-3/A

Filed February 19 and March 2, 2016, respectively, by Speed Commerce, Inc. File No. 005-42687

Ladies and Gentleman:

In connection with the response to the U.S. Securities and Exchange Commission (the “Commission”) letter dated March 7, 2016, to Speed Commerce, Inc. (the “Company”), the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan F. Urness

Ryan F. Urness

Secretary and General Counsel